GGL DIAMOND CORP.

*NEWS RELEASE*

August 21, 2008

# Drilling set to go on PGB (NT) nickel and VMS targets; and for copper-gold at McConnell Creek (BC)

**Vancouver, British Columbia – Ray Hrkac, CEO, GGL Diamond Corp. (TSXV: GGL) ("GGL")**, is pleased to report that drilling is set to begin this week on a number of high conductance, large, discrete targets for potential nickel and VMS mineral deposits on GGL's 100%-owned claims on the **Providence Greenstone Belt (PGB)** in the Northwest Territories (NT).

A total of 30 moderate to high conductance VTEM (Versatile time-domain electromagnetic) geophysical targets were identified from the state-of-the-art airborne survey completed earlier this year.

One of several large VTEM targets prospective for nickel mineralization, designated as "61W", will be drilled first. This feature consists of a strong EM conductor hosted within a moderate to low magnetic zone. The "61W" zone has overall dimensions of 1.4 km (NE) by 0.5 km (NW). Modeling of parts of the conductor suggests it is comprised of a number of discrete units some of which are of very high conductance. This area is an extension of areas sampled during the 2007 program, in which ultrabasic rocks were identified as komatiites. The identified komatiites within the Company's PGB project area have geochemical signatures similar to komatiites that host nickel deposits in similar Archean terranes worldwide.

Exploration work in 2007 and to-date in 2008 has confirmed and enhanced the potential for magmatic nickel deposits associated with komatiites and also established that the PGB, in common with many greenstone belts, has the potential for VMS (copper, zinc, lead, silver and gold) deposits and for gold deposits associated with both iron formation and major structural shear zones. The results of the 2008 VTEM airborne survey were exceptional for the number of isolated, discrete, high conductance geophysical anomalies and at this stage of exploration, reflected a most successful outcome.

Based at Zip Camp, our field crews, including crews from Aurora Geosciences Ltd., have been examining, evaluating and selecting drill sites for the various areas. The VTEM targets are large and should any one target return positive drill results then extensive drilling to outline a possible deposit would be required.

The realization of the varied economic potential of the area led the Company to take an aggressive approach to land acquisition. The Company holds a total of 426,104.88 acres over a length of 120km of the PGB.

The independent Qualified Persons for the Company for the PGB project are N.C. Carter, PhD., P.Eng., Consulting Geologist, and Qualified Persons from the consulting firm of Aurora Geosciences Ltd.

**Drill permit issued for McConnell Creek, BC copper-gold project**

At GGL's prospective copper-gold property at **McConnell Creek** in north central British Columbia, the drill permit has been issued and GGL is in the process of fulfilling the requirements of that permit. The Company hopes to move the drill into position within the next several days.

#904-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | info@ggldiamond.ca | www.ggldiamond.ca

**GGL DIAMOND CORP.**

*"Raymond A. Hrkac"*

Raymond A. Hrkac
President & CEO

*For further information, please contact: Susan de Stein at GGL Diamond Corp.*
Phone: (604) 688-0546 Email: susan.de.stein@ggldiamond.ca

*For more information, please check our web site at www.ggldiamond.ca. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.*

**Forward-Looking Information**

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

END

#904-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | info@ggldiamond.ca | www.ggldiamond.ca